Exhibit 99.(h)(v)

S&P Dow Jones
Indices	S&P Global

MASTER CUSTOM INDEX AGREEMENT

This MASTER CUSTOM INDEX AGREEMENT (the “Agreement”) is entered into as of the Effective Date (as set forth below), by and between S&P Opco, LLC (a subsidiary of S&P Dow Jones Indices LLC), a Delaware limited liability company (“S&P”), the principal office of which is located at 55 Water Street, New York, New York 10041, and

LICENSEE:	Locus Analytics. LLC	(“Licensee”)
ADDRESS/ ZIPCODE:	110 E 59th Street. New York. New York 10022
TYPE OF ENTITY/ PLACE OF FORMATION:
EFFECTIVE DATE:	October 1. 2016

WHEREAS, S&P is in the business of calculating and maintaining financial indices;

WHEREAS, subject to the terms and conditions of this Agreement and the applicable Order Schedule, Licensee desires to engage S&P in the calculation and maintenance of those certain financial indices, each of which is listed and described in the applicable Order Schedule (referred to individually as a “Custom Index” and collectively as “Custom Indices”), based on underlying constituent data which may include, but not be limited to, constituent level data of the Underlying S&P Index such as shares outstanding, investable weight factor, and fundamental data such as price/earnings ratios and/or other financial ratios and Global Industry Classification Standard (“GICS®”) designations, but which excludes the Licensee’s patented methodology of the Custom Index (the “Underlying Data”);

WHEREAS, subject to the terms and conditions of this Agreement and the applicable Order Schedule, Licensee desires to further engage S&P in the delivery to Licensee of the Custom Index Values (as defined herein) associated with each Custom Index; and

WHEREAS, subject to the terms and conditions of this Agreement and the applicable Order Schedule, S&P agrees to such engagements;

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, the parties agree as follows:

1.       SERVICES. Subject to the terms of this Agreement and the applicable Order Schedule incorporated herein (together with this Agreement, a “Contract”), S&P agrees to calculate and maintain the Custom Indices and disseminate to Licensee the values of each Custom Index as described in the applicable Order Schedule (the “Custom Index Values”). S&P shall maintain and calculate the Custom Indices in a manner that is generally consistent with its practices in maintaining and calculating its own proprietary equity indices, and, in all events, consistent with reasonable industry practice.

2.       SPECIFICATIONS. Licensee shall provide the specifications to S&P regarding the components (for example, constituent stocks, inclusion rules) of the Custom Indices (the “Specifications”) and such other information reasonably required by S&P to perform its obligations under the Contract. The Specifications shall be set forth in the applicable Order Schedule. During the term of the Contract, Licensee may, by written notice to S&P, request a change in or provide additional Specifications. If S&P deems that such additional Specifications materially alter S&P’s obligations with respect to maintenance and calculation of the Custom Indices in question, S&P and Licensee shall negotiate in good faith the effect, if any, on the fees payable by Licensee under the Contract and S&P shall not be obligated to perform any additional work without a commensurate increase in the fees due hereunder, and the Contract will be amended accordingly. Without limiting the provisions of Section 7 hereof regarding fee increases for Renewal Terms, S&P may not increase any fees based upon changes to the Specifications, as described above, without Licensee’s prior written consent.

Master Custom Index Agreement

3.       LICENSE AND USE OF THE CUSTOM INDICES.

(a)       S&P hereby grants to Licensee a non-transferable, non-exclusive limited license to access and use for internal business purposes the Underlying Data in accordance with the terms and conditions of this Agreement and the applicable Order Schedule. Except as expressly provided in the Order Schedule, Licensee shall not: (i) publish, reproduce, and/or otherwise redistribute the Custom Indices and/or Underlying Data in any manner (including, but not limited to, via or as part of any Internet or Intranet site or other electronic delivery mechanism); (ii) provide access to the Custom Indices and/or Underlying Data to any person, firm or entity (including Licensee’s affiliates), other than Licensee’s employees; or (iii) modify or create archival or derivative works based on the Custom Indices or Underlying Data. No rights are granted to Licensee hereunder other than those expressly set forth in the Contract and any rights not expressly granted therein are hereby reserved by S&P.

(b)       If and to the extent Licensee uses or refers to the Custom Indices on a web site (including Licensee’s own web site), or in any brochures, advertisements or other promotional materials, Licensee shall include a reasonably conspicuous statement that S&P maintains and calculates the Custom Indices. The text of any notice shall be subject to S&P’s prior written approval, not to be unreasonably withheld or delayed by S&P. The specific approved text shall be set forth in the applicable Order Schedule.

(c)       Licensee agrees and acknowledges that S&P is in the business of creating, calculating, and maintaining custom indices as well as in the business of creating, calculating and maintaining its own indices. S&P agrees and acknowledges that Licensee is in the business of creating, calculating, and maintaining custom indices and owns intellectual property, including patents in the methodology of the Custom Index. S&P shall be entitled to create, calculate and maintain both S&P indices and custom indices independently of this Agreement that may be similar to or the same as the Custom Indices, and S&P shall not be restricted from entering into any arrangement with its affiliates or any third party, including competitors of Licensee, in connection therewith, provided that the methodology of such custom indices: (i) were known by S&P prior to receiving the Specifications from Licensee; (b) becomes rightfully known to S&P from a third-party source not known (after diligent inquiry) by S&P to be under an obligation to maintain confidentiality; (c) is or becomes publicly available other than in connection with issuing, marketing, and distributing the Custom Indices, through no fault of or failure to act by S&P in breach of this Agreement; (d) is required to be disclosed in a judicial or administrative proceeding, or is otherwise requested or required to be disclosed by law or regulation; and (e) is or has been independently developed by employees, consultants or agents of S&P without violation of the terms of this Agreement. S&P acknowledges that, to the extent Licensee has provided Specifications under an applicable Order Schedule, S&P has an obligation to keep such Specifications confidential to the extent required by this Agreement. In addition, for the avoidance of doubt, S&P is entitled to license the use of and/or distribute Underlying Data independently of this Agreement in any manner S&P desires, and S&P shall not be restricted from entering into any arrangement with its affiliates or any third party, including competitors of Licensee, in connection therewith.

4.       ORDER SCHEDULES. Additional Custom Indices may in the future be added to this Agreement if S&P and Licensee both execute additional Order Schedules identifying the same. When executed by Licensee and S&P, each individual Order Schedule shall incorporate therein the terms and conditions of this Agreement, except for any provisions herein that are specifically excluded or modified in such Order Schedule, and, together with this Agreement, shall constitute a separate Contract. In the event of any conflict between the terms of this Agreement and the terms of any Order Schedule, the terms of the applicable Order Schedule shall prevail with respect to such conflicting terms.

5.       TERM/ TERMINATION.

(a)       This Agreement shall commence on the Effective Date and shall continue in effect, unless terminated pursuant to Subsection 5(b) or (c) below, for as long as any Order Schedule entered into pursuant to this Agreement remains in effect. Unless otherwise specified in the applicable Order Schedule, the term of each Order Schedule will commence on the commencement date stated therein (the “Commencement Date”) and continue for the duration of the initial term stated therein (the “Initial Term”), and shall automatically renew for three successive (3) year terms (each a “Renewal Term”) following the Initial Term unless either party notifies the other in writing of its decision not to renew the term of the applicable Order Schedule at least sixty (60) days prior to the expiration of the term then in effect. In the event of any termination of this Agreement, each Order Schedule shall automatically terminate without action by either party.

Master Custom Index Agreement

(b)       In the event of any material breach by either party, the other party may terminate this Agreement by giving thirty (30) days prior written notice thereof to the breaching party, which notice shall specify the nature of the breach; provided, however that such termination shall not take effect if the breaching party cures or corrects the breach within such notice period.

(c)       This Agreement may be terminated immediately upon written notice from the other party if either party becomes insolvent, bankrupt, enters into an arrangement with its creditors, votes to appoint an administrator or trustee, or becomes subject to the exercise of powers by a secured creditor (including having a receiver or manager appointed).

(d)       Licensee understands that its right to receive and use those portions of the Custom Indices and Underlying Data provided by S&P pursuant to licenses granted to S&P by third-party licensors is subject to termination without liability on the part of S&P in the event such third-party licenses are terminated. Licensee agrees and acknowledges that, in the event the Custom Indices and Underlying Data contain data from a third-party licensor and/or are made available on various Stock Exchanges, Commodity Exchanges, and other sources (collectively, the “Sources”), such third-party licensor and/or Sources may require Licensee to enter into separate agreements directly with the applicable third party and/or impose additional fees on Licensee either directly or through S&P. In the event S&P receives notice from any Source and/or a third-party licensor during the term of this Agreement that Licensee has failed to enter into an agreement with such Source or such third-party licensor and/or has failed to pay any additional fees provided in the agreement with such Source or such third-party licensor, S&P shall have the right to discontinue the maintenance, calculation and dissemination of each and every applicable Custom Index upon written notice to Licensee; provided, however, that such written notice of discontinuance must be provided by S&P to Licensee within sixty (60) days prior to such proposed discontinuance, and Licensee shall be given the opportunity to cure. Upon any discontinuation by S&P of one or more Custom Indices or a portion thereof pursuant to this Subsection 5(d), S&P may terminate that portion of the applicable Order Schedule that relates to such discontinued material and, in such event, S&P shall have no liability other than to make a pro rata refund to Licensee of any unearned fees that have been prepaid by Licensee.

(e)       Upon any termination of this Agreement, S&P shall immediately discontinue performing all maintenance, calculation and other responsibilities hereunder.

(f)       Except as otherwise expressly provided in an Order Schedule, upon any termination of this Agreement, Licensee shall cease any and all uses of the Custom Indices and Underlying Data and shall delete, remove or otherwise purge the Custom Indices and all Underlying Data, including any copies thereof, from all of Licensee’s electronic distribution systems and, upon request, certify to S&P in writing that it has done so.

6.       DELIVERY. S&P shall deliver the Custom Index Values to Licensee as provided in the applicable Order Schedule.

7.       FEES AND CHARGES.

(a)       As consideration for the rights granted by S&P under this Agreement, Licensee shall pay the fees set forth in the Order Schedule attached hereto and incorporated herein, plus all applicable taxes and delivery costs, within thirty (30) days of the date of S&P’s invoice. S&P’s invoices shall be delivered on or about the date of execution of this Agreement and thereafter on or about each one (1) year anniversary of such date.

(b)       S&P reserves the right to increase its fees under an Order Schedule at any time after the Initial Term thereof by providing at least sixty (60) days’ advance written notice to Licensee, but (except as may otherwise be provided in the applicable Order Schedule) S&P shall not increase its fees and charges for any Custom Index subscribed to hereunder more than once during any twelve (12) month period. Licensee shall have a period of thirty (30) days from receipt of such notice in which to terminate the applicable Order Schedule upon written notice to S&P. S&P may assess a late charge at a rate of one percent (1%) per month on all undisputed amounts not paid within thirty (30) days of the date of S&P’s invoice.

Master Custom Index Agreement

(c)       In addition to all other rights and remedies available to S&P at law or in equity, S&P also may suspend delivery of the Custom Indices or any component thereof for as long as any such amount remains unpaid after such thirty (30) day period.

(d)       Licensee shall at all times during the term of this Agreement maintain, in accordance with standard accounting practices, the most recent eighteen (18) months of full and accurate records with respect to access to and usage of each of the Custom Indices and Underlying Data. During the term of this Agreement and for a three (3) year period thereafter, S&P shall have the right, during normal business hours and upon reasonable notice to Licensee, to audit and review relevant portions of those records and the manner of distribution of the Custom Indices by Licensee, in each case to confirm that usage has been accurately determined and that restrictions on access and use have been observed. S&P agrees to keep confidential and not to use or disseminate any information obtained in connection with the audit or review pursuant to this Subsection 7(d) and shall require its auditors to do the same. The costs of any audit hereunder shall be borne by S&P unless such audit reveals an underpayment by Licensee of five percent (5%) or more; in which case, Licensee shall reimburse S&P for its costs and expenses in conducting such audit.

8.       DISCLAIMER OF WARRANTIES AND LIMITATIONS OF LIABILITIES.

(a)       S&P, ITS AFFILIATES AND ALL OF THEIR THIRD-PARTY LICENSORS DISCLAIM ANY AND ALL WARRANTIES AND REPRESENTATIONS, EXPRESS OR IMPLIED, INCLUDING ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE AS TO THE CUSTOM INDICES, INCLUDING CALCULATION OF THE CUSTOM INDICES, THE CUSTOM INDEX VALUES OR THE UNDERLYING DATA OR THE RESULTS OBTAINED BY THEIR USE OR THE PERFORMANCE THEREOF. NEITHER S&P, ITS AFFILIATES NOR THEIR THIRD-PARTY LICENSORS GUARANTEES THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE CUSTOM INDICES, CUSTOM INDEX VALUES OR THE UNDERLYING DATA OR ANY COMPONENT THEREOF OR ANY COMMUNICATIONS, INCLUDING BUT NOT LIMITED TO ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS), WITH RESPECT THERETO. S&P, ITS AFFILIATES AND THEIR THIRD-PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, INTERRUPTIONS OR DELAYS IN S&P’S CALCULATION OR DISSEMINATION OF THE CUSTOM INDICES, CUSTOM INDEX VALUES OR THE UNDERLYING DATA, EXCEPT THOSE ARISING FROM FRAUD OR GROSS NEGLIGENCE ON THE PART OF S&P. THE CUSTOM INDICES AND UNDERLYING DATA ARE PROVIDED ON AN “AS IS” BASIS AND LICENSEE’S USE OF THE CUSTOM INDICES AND UNDERLYING DATA IS AT LICENSEE’S OWN RISK.

(b)       NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, IN NO EVENT WHATSOEVER SHALL S&P, ITS AFFILIATES OR THEIR THIRD-PARTY LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS OR LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT (INCLUDING NEGLIGENCE), STRICT LIABILITY OR OTHERWISE, EXCEPT THOSE ARISING FROM FRAUD OR GROSS NEGLIGENCE ON THE PART OF S&P. S&P, ITS AFFILIATES AND THEIR THIRD-PARTY LICENSORS SHALL NOT BE LIABLE FOR ANY CLAIMS AGAINST LICENSEE (OR ANY THIRD PARTY) BY THIRD PARTIES. IN NO EVENT SHALL THE MAXIMUM CUMULATIVE LIABILITY OF S&P, ITS AFFILIATES AND THEIR THIRD-PARTY LICENSORS IN CONNECTION WITH THE CUSTOM INDICES, CUSTOM INDEX VALUES, THE UNDERLYING DATA AND/ OR THIS AGREEMENT OR ANY ORDER SCHEDULE, REGARDLESS OF THE FORM OF ACTION, EXCEED THE FEES PAID BY LICENSEE TO S&P UNDER THE APPLICABLE ORDER SCHEDULE FOR THE CUSTOM INDEX IN QUESTION IN THE TWELVE (12) MONTHS PRECEDING THE DATE SUCH LIABILITY IS ALLEGED TO HAVE ARISEN. NOTWITHSTANDING THE FOREGOING, NOTHING IN THIS AGREEMENT OR ANY ORDER SCHEDULE SHALL BE CONSTRUED TO EXCLUDE OR LIMIT THE LIABILITY OF S&P FOR FRAUD OR GROSS NEGLIGENCE.

Master Custom Index Agreement

(c)       LICENSEE MAY NOT BRING ANY ACTION, REGARDLESS OF FORM, ARISING FROM OR PERTAINING TO THE CUSTOM INDICES MORE THAN TWO (2) YEARS AFTER SUCH ACTION HAS ACCRUED.

9.       INJUNCTIVE RELIEF. Licensee agrees and acknowledges that unauthorized copying of, use of, access to or distribution of the Custom Indices or the Underlying Data may cause S&P, its affiliates, and/or their third-party licensors irreparable injury that cannot be adequately compensated for by means of monetary damages. Licensee therefore agrees that any breach hereof by Licensee may be enforced by S&P, its affiliates, or their third-party licensors by means of equitable relief (including, but not limited to, injunctive relief) in addition to any other rights and remedies that may be available.

10.       INDEMNIFICATION. Licensee hereby agrees to indemnify and hold harmless S&P, its affiliates and their officers, directors, employees, agents and third-party licensors against any and all judgments, damages, costs or losses of any kind (including reasonable attorneys’ and experts’ fees) as a result of any claim, action, or proceeding that arises out of or relates to the Custom Indices (including from any breach of any representations and warranties made by Licensee in the Contract), except insofar as it relates to a breach by S&P of any of its representations or warranties made in this Agreement or the applicable Order Schedule, if any; provided, however, that (a) S&P notifies Licensee promptly of any such claim, action or proceeding; (b) S&P grants Licensee, if Licensee so requests, sole control of the defense and/or settlement of such claim, action or proceeding; and (c) S&P reasonably cooperates with Licensee, at Licensee’s expense, in Licensee’s defense and/or settlement efforts. S&P shall have the right, at its own expense, to participate in the defense of any claim, action or proceeding against which it is indemnified hereunder; provided, however, it shall have no right to control the defense, consent to judgment, or agree to settle any such claim, action or proceeding without the written consent of Licensee without waiving the indemnity hereunder. Licensee, in the defense of any such claim, action or proceeding, except with the written consent of S&P, shall not consent to entry of any judgment or enter into any settlement which either (a) does not include, as an unconditional term, the grant by the claimant to S&P of a release of all liabilities in respect of such claims, or (b) otherwise adversely affects the rights of S&P. This Section 10 shall survive any termination or expiration of this Agreement or any Order Schedule.

11.       MISCELLANEOUS.

(a)       Assignment. This Agreement, including any Order Schedules, shall not be assigned or transferred by Licensee without the prior written consent of S&P and any attempted assignment or transfer shall be null and void and shall constitute a material breach of this Agreement. In addition to and notwithstanding the foregoing, if the ownership of Licensee at any time shall pass out of the majority control of its then-current owners by sale of stock or assets, merger or otherwise, Licensee shall give S&P not fewer than thirty (30) days’ prior written notice to the effective date of any change of control. S&P shall have the right to terminate any or all affected Order Schedule(s) by providing written notice to Licensee within thirty (30) days following receipt of such notice of change of control. If S&P does not elect to terminate all or any Order Schedule(s), the new owners of Licensee shall assume all of Licensee’s obligations under this Agreement and the applicable Order Schedule(s) and shall be responsible for adhering to all of the terms thereof.

(b)       Entire Agreement. This Agreement, including any Order Schedule(s), constitutes the entire agreement of the parties and supersedes all prior or contemporaneous agreements, negotiations, representations, discussions, agreements (whether written or oral) between the parties with respect to its subject matter. There are no oral or written collateral representations, agreements or understandings except as provided herein.

(c)       Modification. The terms, conditions, covenants and other provisions of this Agreement may hereafter be modified, amended, supplemented or otherwise changed only by a written instrument (excluding email or similar electronic transmission) that specifically purports to do so and is physically executed by a duly authorized representative of each party.

Master Custom Index Agreement

(d)       Compliance with Law. In performing its obligations under this Agreement and the Order Schedules, each party will comply with the requirements of all applicable laws, ordinances, regulations, codes and executive orders.

(e)       Relationship of the Parties. S&P hereby agrees to perform its obligations under this Agreement and the Order Schedules as an independent contractor. S&P and Licensee recognize that this Agreement does not create any actual or apparent agency, partnership or relationship of employer and employee or master and servant between the parties.

(f)       Force Majeure. Neither S&P nor Licensee shall have responsibility or liability for any delays in or interruptions or failures of its performance under this Agreement due to any cause beyond its reasonable control, including but not limited to acts of God, acts of governmental authority, acts of war, terrorism, flood, strike, severe or adverse weather conditions, power failures, or communication line or network failures.

(g)       Waiver. No waiver of any term or condition of this Agreement shall be effective unless agreed to in writing by the party making the waiver.

(h)       Severability. If any term or condition in this Agreement is found by a court or administrative agency to be unenforceable, the remaining terms and conditions shall remain in full force and effect and shall he enforceable to the maximum extent permitted by law.

(i)       Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to its rules of conflict of laws. Licensee agrees to the exclusive jurisdiction of the state and federal courts sitting in New York, New York, for the resolution of any disputes arising from or related to this Agreement.

(j)       Survival. Sections 5(f), 8, 9, 10 and 11 shall survive any termination of this Agreement or any Order Schedule.

(k)       Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed to have been duly delivered if delivered by hand, or sent by prepaid registered or certified mail, return receipt requested, with acknowledgment by the receiving party addressed as follows or to such other address as either party shall specify in a written notice to the other.

If to S&P:	If to Licensee:
S&P contact as indicated on each Order Schedule	Licensee Contact as indicated on each Order Schedule

With a copy to:
S&P Opco, LLC c/o S&P Dow Jones Indices LLC
55 Water Street, 39th Floor
New York, New York 10041
Attention: Legal Department

(l)       Electronic Agreement. Subject to the Opt Out provision in this Agreement, the parties agree that this Agreement may be executed and delivered in counterparts (including by electronic transmission), and that the electronic copy of this Agreement retained by S&P constitutes the “original”, complete and exclusive statement of this Agreement.

(m)       Electronic Agreement “Opt Out”. ☐ Check here if any party executing this Agreement does not consent to the electronic copy of this Agreement serving as the “original” pursuant to Section 11(1) above and requires that the original Agreement is maintained in paper form.

Master Custom Index Agreement

IN WITNESS WHEREOF, the parties hereto, each acting under due and proper authority, have executed this Agreement as of the Effective Date.

Locus Analytics, LLC		S&P Opco, LLC

Signature:	/s/ Rory Riggs	Signature:	/s/ Bo Chung

Name:	Rory Riggs	Name:	Bo Chung
(Please print)

Title:	CEO	Title:	Managing Director
(Please print)

Email:	rriggs@syntax.co	Date:	November 1, 2016
	(Please print)		(Please print)

Date:	October 19, 2016
(Please print)